MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2010

FORWARD-LOOKING STATEMENTS

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION

First Majestic Silver Corp. (“First Majestic” or “the Company”) is in the business of producing silver, developing, exploring and acquiring mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG” and the Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR” and “FR.WT.B”, respectively. The common shares are also quoted on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”. Silver producing operations of the Company are carried out through three operating mines: the La Encantada, La Parrilla, and San Martin Silver Mines.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2010. Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com, and on the Company’s website at www.firstmajestic.com.

This MD&A relates to the consolidated operations of the Company and its wholly owned direct subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation in which it is involved as the plaintiff.

QUALIFIED PERSONS

Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the independent Qualified Person for the Company, and Ramon Davila, Ing, the Company’s Chief Operating Officer is also a certified Qualified Person. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Suite 1805, 925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated. Significant differences from accounting principles and practices generally accepted in the United States (“US GAAP”) are discussed in Note 23 of the consolidated financial statements. All information contained in this MD&A is current as of February 25, 2011 unless otherwise stated.

2010 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

HIGHLIGHTS	Fourth Quarter 2010	Change from Fourth Quarter 2009	Full Year 2010	Change from Full Year 2009
Gross Revenue	$42.4 million	Up 98%	$132.2 million	Up 85%
Net Revenue	$40.1 million	Up 118%	$120.8 million	Up 103%
Mine Operating Earnings	$23.9 million	Up 195%	$61.2 million	Up 231%
Net Income after Taxes	$13.9 million	Up 459%	$36.1 million	Up 472%
Cash Flow Per Share (a non-GAAP measure)	$0.23 per share	Up 292%	$0.62 per share	Up 676%
Earnings Per Share - basic	$0.15 per share	Up 392%	$0.39 per share	Up 410%
Silver Ounces Produced (excluding equivalent ounces of gold, zinc and lead)	1,757,332 ounces Ag	Up 59%	6,529,325 ounces Ag	Up 72%
Silver Equivalent Production	1,827,987 eq. oz.	Up 46%	7,024,056 eq. oz.	Up 62%
Silver Equivalent Ounces Sold	1,690,741 eq. oz.	Up 48%	6,482,637 eq. oz.	Up 53%
Total Cash Costs per Ounce	US$8.16	Down 5%	US$7.94	Down 6%
Direct Cash Costs per Ounce	US$6.50	Up 14%	US$5.85	Up 4%
Average Revenue per Ounce Sold	US$24.74	Up 40%	US$19.79	Up 34%
Cash and Cash Equivalents (as at December 31)	$40.9 million	Up 595%	$40.9 million	Up 595%

  Generated Gross Revenue of $132.2 million for the year ended 2010 compared to $71.5 million in 2009, an increase of $60.6 million or 85%.

  Generated Gross Revenue of $42.4 million for the fourth quarter of 2010 compared to $21.4 million in the fourth quarter of 2009, an increase of $20.9 million or 98%.

  Generated Net Revenue of $120.8 million for 2010, an increase of 103% compared to $59.5 million for 2009. Smelting and refining charges and metal deductions decreased to 9% of gross revenue in 2010 compared to 17% of gross revenue in 2009. Average smelting charges for doré in 2010 were US$0.43 per equivalent silver ounce whereas for concentrates they were US$3.58 per equivalent silver ounce.

  Generated Net Revenue of $40.1 million for the fourth quarter of 2010 compared to $18.4 million for the fourth quarter of 2009, an increase of $21.7 million or 118%.

  Recognized Mine Operating Earnings of $61.2 million for 2010 compared to $18.5 million for 2009, an increase of 231%. The increase was attributed to an increase in sales volume from 4.2 million ounces of silver equivalent in 2009 to 6.5 million ounces of silver equivalent in 2010, combined with an increase in sales revenue per ounce from $16.89 (US$14.79) in 2009 to $20.39 (US$19.79) in 2010.

  Recognized Mine Operating Earnings of $23.9 million for the fourth quarter of 2010 compared to $8.1 million for the fourth quarter of 2009, an increase of $15.8 million or 195%.

  Earned cash flows from operations of $58.4 million ($0.62 per share) (a non-GAAP measure) for 2010 compared to $6.7 million ($0.08 per share) for 2009, an increase of 771%.

  The Company generated net income of $36.1 million for 2010 compared to net income of $6.3 million, for 2009.

  The Company generated basic earnings per common share (“EPS”) after current income tax provision (a non-GAAP measure) of $0.50 for 2010. EPS for 2010 after current and future taxes was $0.39, compared to EPS of $0.08 for 2009.

  As the new La Encantada plant was not in commercial production until April 1, 2010, under Canadian GAAP, revenues and production costs are offset against the carrying value of the assets rather than being recorded as income up to the date the plant achieves commercial production. If the revenues and expenses of the new plant were recorded as income rather than capital, then EPS adjusted upwards in 2010 for the $2.3 million of capitalized net profits at the La Encantada cyanidation plant would have been $0.42 per share basic EPS, or $0.53 excluding the future income tax provision (non-GAAP measures).

  Net income after taxes was $13.9 million for the fourth quarter of 2010 compared to $2.5 million for the fourth quarter of 2009, an increase of $11.4 million or 459%.

  Increased production from 4,337,103 silver equivalent ounces in 2009 to 7,024,056 silver equivalent ounces in 2010, an increase of 62%.

  Increased production from 1,249,568 silver equivalent ounces in the fourth quarter of 2009 to 1,827,987 silver equivalent ounces in the fourth quarter of 2010, an increase of 46%.

  Direct Cash Costs per ounce of silver (a non-GAAP measure) for 2010 increased to US$5.85 per ounce of silver, compared to US$5.61 per ounce of silver for 2009 due to an appreciation of the Mexican Peso relative to the US dollar.

  Direct Cash Costs per ounce of silver for the fourth quarter of 2010 increased to US$6.50 per ounce of silver, compared to US$5.69 per ounce of silver for the fourth quarter of 2009 due to a 6% appreciation in the value of the Mexican Peso relative to the US dollar and increased fuel costs.

  Total Cash Costs per ounce (a non-GAAP measure) was reduced by 6% to US$7.94 in 2010 from US$8.49 in 2009 due to a reduction in smelting and refining costs associated with higher doré production at the La Encantada Mine.

  Total Cash Costs per ounce for the fourth quarter of 2010 was reduced by 5% to US$8.16 compared to US$8.61 in the fourth quarter of 2009.

  Increased cash and cash equivalents compared to 2009 by $35.1 million to $40.9 million and improved working capital by $43.3 million to $48.1 million.

  Repaid all of the Company’s debt facilities with cash flows from mining operations to reduce interest expense.

  The new cyanidation process plant at the La Encantada Silver Mine achieved commercial production effective April 1, 2010 and reached full production capacity of 3,750 tonnes per day (“tpd”) by the end of the year. With the expansion of the La Encantada Silver Mine, production at the mine increased from 1.4 million ounces of silver equivalent in 2009 to 4.0 million ounces of silver equivalent in 2010.

Results of Operations

Consolidated gross revenue (prior to smelting & refining charges, and metal deductions) for the quarter ended December 31, 2010 increased 98% to $42,361,771 compared to the same quarter of 2009. For the year ended December 31, 2010, consolidated gross revenue increased 85% to $132,172,887 compared to the prior year. The increase in revenues is primarily attributable to a 53% increase in silver equivalent ounces sold and a 21% increase in average revenue per ounce sold compared to the prior year. The increase in ounces sold is due to the increased production from the new cyanidation plant at the La Encantada Silver Mine and from improving operating levels at the La Parrilla Silver Mine which combined to contribute a 62% increase in production when compared to 2009.

In the fourth quarter of 2010, the Company sold 1,690,741 ounces of silver equivalent at an average price of $25.06 per ounce (US$24.74) compared to 1,145,562 ounces of silver equivalent in the fourth quarter of 2009 at an average price of $18.71 per ounce (US$17.72), representing an increase of 48% in shipments. For the year ended 2010, the Company sold 6,482,637 ounces of silver equivalent at an average price of $20.39 per ounce (US$19.79) compared to 4,233,703 ounces of silver equivalents in 2009 at an average price of $16.89 (US$14.79) per ounce, representing an increase of 53%.

Production of silver, excluding any equivalents from gold, lead or zinc, increased 59% compared to the fourth quarter of 2009 and by 72% over the full year of 2009. The Company produced 1,757,332 ounces of silver in the fourth quarter of 2010 and 6,529,325 ounces of silver for the year ending December 31, 2010, compared to 1,103,840 ounces of silver in the fourth quarter of 2009 and 3,797,520 ounces for the year ended December 31, 2009, respectively. In the fourth quarter of 2010, 96% of First Majestic’s revenue resulted from the sale of pure silver making it the purest silver producer relative to its peers.

The new plant at La Encantada achieved commercial production on April 1, 2010. The new plant produces silver doré bars which are 93% to 97% silver with small amounts of lead, gold and other metals making up the balance of the contents of these bars. The economic differences between doré and concentrate production are significant. Management completed a review of the economics of lead production and concluded that, based on current lead prices, ore was more valuable if processed directly through cyanidation rather than being floated, and therefore the flotation circuit was placed on care and maintenance in June 2010. As a result of discontinuing flotation, concentrate production at La Encantada decreased to zero in the second half of the year and lead production as a byproduct decreased by 17% to 2,124,060 pounds from 2,545,339 pounds in the prior year. The economics of switching from concentrate production to doré production resulted in a 54% savings of smelting and refining costs per silver ounce for consolidated operations in the fourth quarter of 2010 compared to the fourth quarter of 2009. The new La Encantada cyanidation plant achieved average throughput of approximately 3,750 tonnes per day in the fourth quarter of 2010.

Total silver equivalents production for the fourth quarter of 2010 increased by 46% compared to the fourth quarter of 2009 and total silver equivalents production for 2010 increased by 62% compared to the prior year. Total production for 2010 was 7,024,056 ounces of silver equivalents consisting of 6,529,325 ounces of silver, 2,157 ounces of gold, 6,404,227 pounds of lead and 363,288 pounds of zinc. This compares to the 4,337,103 ounces of silver equivalents produced in 2009, which consisted of 3,797,520 ounces of silver, 2,670 ounces of gold, 6,587,074 pounds of lead and 8,913 pounds of zinc.

Net sales revenue (after smelting and refining charges and metals deductions) for the fourth quarter of 2010 was $40,118,897, an increase of 118% compared to $18,374,117 for the fourth quarter of 2009. Net sales revenue for the year ended 2010 increased by 103% to $120,765,361 compared to $59,510,669 in 2009. Smelting and refining charges and metal deductions decreased to 5% of gross revenue in the fourth quarter of 2010 compared to 14% of gross revenue in the fourth quarter of 2009, due to the rate of increase in silver prices exceeding smelting and refining charges in the production of silver from the new cyanidation plant at La Encantada. Average smelting charges for doré in the fourth quarter of 2010 were US$0.34 per silver ounce compared to US$4.08 per silver ounce for concentrates.

For the year ended December 31, 2010, the Company generated net income of $36,104,945, or EPS of $0.39 compared to a net income of $6,310,225, or EPS of $0.08, in 2009, an increase of $29,794,720 or 472%. Net income in the fourth quarter of 2010 was $13,923,262, or EPS of $0.15, compared to $2,492,488 or EPS of $0.03 in the fourth quarter of 2009. Net income for 2010 was after deducting non-cash stock-based compensation expense of $4,548,633 and a future income tax expense of $10,459,047. Neglecting the effect of these non-cash items, earnings per share in 2010 would have been $0.55 per share (a non-GAAP measure). Net income for 2009 was after having deducted non-cash stock-based compensation expense of $3,302,780, a write-down of mineral properties of $2,589,824, a write-down of marketable securities totalling $390,467 and a future income tax recovery of $3,315,978. Neglecting the effect of the aforementioned non-cash items, earnings per share in 2009 would have been $0.11 per share (a non-GAAP measure).

Direct cash costs per ounce of silver (a non-GAAP measure) for the fourth quarter and year ended 2010 were US$6.50 and US$5.85 per ounce of silver, respectively, compared to US$5.69 and US$5.61 per ounce of silver for the fourth quarter and year ended 2009, respectively. The cost increase from the same quarter of the prior year was due to a stronger Mexican peso relative to the US dollar, higher energy costs and higher consumption of cyanide in the processing of oxide ores at La Encantada.

Total cash costs per ounce (including smelting, refining, metal deductions, transportation and other selling costs, and byproduct credits, which is a non-GAAP measure) for the fourth quarter and year ended 2010 were US$8.16 and US$7.94 per ounce of silver, respectively, compared to US$8.61 and US$8.49 for the fourth quarter and year ended 2009, respectively. The cost decrease was attributed to reduced smelting and refining costs (US$1.33 per ounce this quarter versus US$2.92 per ounce for the same quarter last year) related to converting the production at La Encantada plant to doré production instead of concentrate and precipitate production.

Mine operating earnings for the fourth quarter of 2010 increased by 195% to $23,895,462, compared to mine operating earnings of $8,092,993 for the fourth quarter of 2009. Mine operating earnings for the year increased by 231% to $61,171,416, compared to mine operating earnings of $18,460,952 in 2009. The increases are associated with an increase in net revenue due to a 46% increase in production of silver equivalent ounces as well as higher silver prices.

Operating income increased by 783%, or $15,429,164, to $17,400,614 for the fourth quarter ended December 31, 2010, from $1,971,450 for the quarter ended December 31, 2009, due to the 48% increase in ounces sold and the 40% increase in average US$ revenue per ounce of silver sold. Operating income for the year increased by 923%, or $41,356,255, to $45,835,516 compared to $4,479,261 for 2009.

During the year ended December 31, 2010, the Company spent $15,766,402 on its mineral properties and a further $18,573,718 on plant and equipment, of which $3,520,385 was related to reduction of capital related liabilities. This compares to $14,025,158 invested in mineral properties and a further $19,861,580 in plant and equipment in 2009. In the first half of 2010, the focus of the Company was the completion of the new La Encantada cyanidation plant and building up its treasury by deferring non-essential exploration and development to the second semester of 2010. In the second half of the year, the Company reduced its capital related liabilities and increased its capital investment and mine development programs to prepare for additional expansion projects at the La Parrilla Silver Mine and the Del Toro Silver Mine.

The material subsidiaries, mines, mills and properties in Mexico are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine Del Toro Silver Mine	La Parrilla properties Del Toro properties
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Minera Real Bonanza, S.A. de C.V.	Real de Catorce Silver Project	Real de Catorce property
Majestic Services, S.A. de C.V. (a labour services company)	(services for all of the above)	(services for all of the above)
Corporación First Majestic, S.A. de C.V. (holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)

Certain financial results in this MD&A, regarding operations and cash costs are presented in the Mine Operating Results table below to conform with industry peer company presentation standards, which are generally presented in U.S. dollars for comparative purposes. U.S. dollar results are translated using the U.S. dollar rates on the dates which the transactions occurred.

MINING OPERATING RESULTS

Quarter Ended		CONSOLIDATED FIRST MAJESTIC RESULTS	Year to Date
2010	2009		2010	2009
467,175	251,258	Ore processed/tonnes milled (4)	1,642,856	887,638
207	235	Average silver grade (g/tonne)	219	215
57%	65%	Recovery (%)	56%	64%
1,757,332	1,036,137	Commercial silver ounces produced	6,268,132	3,729,817
-	67,703	Pre-commercial silver ounces produced (4)	261,193	67,703
1,757,332	1,103,840	Total silver ounces produced (4)	6,529,325	3,797,520
436	701	Gold ounces produced (4)	2,157	2,670
25,197	48,576	Equivalent ounces from gold (4)	146,236	189,419
1,119,523	1,574,819	Pounds of lead produced (4)	6,404,227	6,587,074
40,029	97,152	Equivalent ounces from lead (4)	332,163	349,294
134,771	-	Pounds of zinc produced (4)	363,288	8,913
5,429	-	Equivalent ounces from zinc (4)	16,330	870
1,827,987	1,249,568	Total production - ounces silver equivalent (4)	7,024,056	4,337,103
1,827,987	1,181,542	Total commercial production - ounces of silver equivalent	6,762,099	4,269,077
1,690,741	1,145,562	Ounces of silver equivalent sold (1)	6,482,637	4,233,703
$8.16	$8.61	Total US cash cost per ounce (2)	$7.94	$8.49
$6.50	$5.69	Direct US cash cost per ounce (2)	$5.85	$5.61
6,028	5,266	Underground development (m)	22,398	21,390
6,103	1,031	Diamond drilling (m)	17,321	7,459
$28.70	$36.67	Total US production cost per tonne (3)	$28.05	$31.97

Quarter Ended		LA ENCANTADA RESULTS	Year to Date
2010	2009		2010	2009
319,908	104,864	Ore processed/tonnes milled (4)	1,074,538	318,382
214	305	Average silver grade (g/tonne)	234	276
48%	51%	Recovery (%)	48%	50%
1,049,811	332,107	Commercial silver ounces produced	3,593,786	1,249,377
-	67,703	Pre-commercial silver ounces produced (4)	261,193	67,703
1,049,811	399,810	Total silver ounces produced (4)	3,854,979	1,317,080
21	5	Gold ounces produced (4)	79	5
1,100	321	Equivalent ounces from gold (4)	3,176	321
-	536,801	Pounds of lead produced (4)	2,124,060	2,545,339
-	35,714	Equivalent ounces from lead (4)	122,074	129,259
1,050,911	435,845	Total production - ounces silver equivalent (4)	3,980,229	1,446,660
1,050,911	367,819	Total commercial production - ounces of silver equivalent	3,718,274	1,378,634
912,303	363,364	Ounces of silver equivalent sold (1)	3,484,745	1,371,337
$7.81	$10.80	Total US cash cost per ounce (2)	$7.40	$10.20
$7.07	$6.83	Direct US cash cost per ounce (2)	$5.92	$6.10
2,729	2,251	Underground development (m)	9,013	10,214
2,680	-	Diamond drilling (m)	7,257	2,397
$23.30	$38.29	Total US production cost per tonne (3)	$21.54	$31.01

Quarter Ended		LA PARRILLA RESULTS	Year to Date
2010	2009		2010	2009
78,537	75,475	Ore processed/tonnes milled	303,869	277,917
205	222	Average silver grade (g/tonne)	209	214
77%	73%	Recovery (%)	76%	71%
395,161	395,761	Total silver ounces produced	1,548,832	1,367,742
102	151	Gold ounces produced	413	645
7,973	12,119	Equivalent ounces from gold	38,537	54,560
1,119,523	1,038,018	Pounds of lead produced	4,280,167	4,041,735
40,029	61,438	Equivalent ounces from lead	210,089	220,035
134,771	-	Pounds of zinc produced	363,288	8,913
5,429	-	Equivalent ounces from zinc	16,330	870
448,592	469,318	Total production - ounces silver equivalent	1,813,788	1,643,207
438,175	478,121	Ounces of silver equivalent sold	1,802,691	1,648,020
$8.38	$7.61	Total US cash cost per ounce (2)	$8.36	$7.84
$3.76	$3.82	Direct US cash cost per ounce (2)	$4.02	$4.26
1,935	2,047	Underground development (m)	7,545	7,774
1,498	114	Diamond drilling (m)	1,581	2,682
$38.07	$35.98	Total US production cost per tonne (3)	$38.53	$34.31

Quarter Ended		SAN MARTIN RESULTS	Year to Date
2010	2009		2010	2009
68,730	70,919	Ore processed/tonnes milled	264,449	291,339
175	184	Average silver grade (g/tonne)	168	157
81%	73%	Recovery (%)	79%	76%
312,360	308,269	Total silver ounces produced	1,125,514	1,112,698
313	545	Gold ounces produced	1,665	2,020
16,124	36,136	Equivalent ounces from gold	104,523	134,538
328,484	344,405	Total production - ounces silver equivalent	1,230,037	1,247,236
330,510	312,899	Ounces of silver equivalent sold	1,226,624	1,229,073
$9.07	$7.53	Total US cash cost per ounce (2)	$9.10	$7.35
$8.04	$6.85	Direct US cash cost per ounce (2)	$8.12	$6.71
1,364	968	Underground development (m)	5,840	3,402
1,925	917	Diamond drilling (m)	8,483	2,380
$43.05	$35.87	Total US production cost per tonne (3)	$42.45	$30.66

(1) Includes 9,753 ounces in the quarter ended December 31, 2010 and (31,423) ounces for the year ended December 31, 2010 (after adjustments for intercompany eliminations) sold as coins, ingots and bullion from Canadian operations and minesite transfers.

(2) The Company reports non-GAAP measures which include direct costs per tonne and total cash cost (including smelting and refining charges) and direct cash cost (total cash cost less smelting and refining costs) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Gold Institute (Production Cost Standards, November 1999), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP on page 8 and 9.

(3) Total US production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(4) The La Encantada mill expansion project achieved commercial production effective April 1, 2010. During the pre-commercial stage, the tables above included the production from the mill expansion, however, average silver grade, recovery, total US cash cost per ounce, direct US cash cost per ounce and total US production cost per tonne were based on production excluding pre-commercial stage production of 261,957 (2009 - 68,026) silver equivalent ounces during the year ended December 31, 2010.

RECONCILIATION OF COST OF SALES TO CASH COSTS
FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2010 AND 2009

“Cash cost per ounce” is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-GAAP measure is similar to that reported by other mining companies. Cash costs per ounce is a measure used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, we have provided a detailed reconciliation of these measures to our cost of sales, as reported in our Consolidated Statements of Income. Direct cash costs consist of total cash costs less smelting, refining, transportation and other selling costs.

		Three Months Ended December 31, 2010				Three Months Ended December 31, 2009
		San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
COST OF SALES	US$	3,549,830	2,965,221	6,085,184	12,600,235	2,386,293	2,873,412	2,774,725	8,034,430
ADD: THIRD PARTY SMELTING AND REFINING	US$	193,583	1,653,266	485,504	2,332,353	209,716	1,499,186	1,319,294	3,028,196
DEDUCT: BY-PRODUCT CREDITS	US$	(446,482)	(1,505,804)	(39,822)	(1,992,108)	(502,223)	(1,313,641)	(371,932)	(2,187,796)
DEDUCT: ROYALTIES	US$	-	(24,115)	-	(24,115)	-	(41,893)	-	(41,893)
ADD (DEDUCT): PROFIT SHARING	US$	(244,459)	-	243,628	(831)	53,874	-	-	53,874
INVENTORY CHANGES	US$	(219,343)	221,676	1,339,140	1,341,473	172,909	(4,217)	(135,669)	33,023
OTHER NON-CASH COSTS	US$	261	(41)	81,987	82,208	896	(288)	-	608
TOTAL CASH COST (A)	US$	2,833,390	3,310,203	8,195,621	14,339,215	2,321,465	3,012,559	3,586,418	8,920,442
DEDUCT: THIRD PARTY SMELTING, REFINING, TRANSPORT & OTHER SELLING COSTS	US$	(321,009)	(1,826,003)	(778,283)	(2,925,295)	(209,716)	(1,499,186)	(1,319,294)	(3,028,196)
DIRECT CASH COST (B)	US$	2,512,381	1,484,200	7,417,338	11,413,920	2,111,749	1,513,373	2,267,124	5,892,246

TONNES PRODUCED	TONNES	68,730	78,537	319,908	467,175	70,919	75,475	66,018	212,412
OUNCES OF SILVER PRODUCED (C)	OZ	312,360	395,161	1,049,811	1,757,332	308,269	395,761	332,107	1,036,137
OUNCES OF SILVER EQ PRODUCED	OZ EQ	16,124	53,431	1,100	70,655	36,136	73,557	35,712	145,405
TOTAL OZ OF SILVER EQ PRODUCED	OZ EQ	328,484	448,592	1,050,911	1,827,987	344,405	469,318	367,819	1,181,542

TOTAL CASH COST PER OUNCE (A/C)	US$/OZ	9.07	8.38	7.81	8.16	7.53	7.61	10.80	8.61

TOTAL CASH COST PER OUNCE	US$/OZ	9.07	8.38	7.81	8.16	7.53	7.61	10.80	8.61
THIRD PARTY SMELTING, REFINING, TRANSPORT & OTHER SELLING COSTS PER OUNCE	US$/OZ	(1.03)	(4.62)	(0.74)	(1.66)	(0.68)	(3.79)	(3.97)	(2.92)
DIRECT CASH COST PER OUNCE (B/C)	US$/OZ	8.04	3.76	7.07	6.50	6.85	3.82	6.83	5.69

MINING	US$/Tonne	15.24	13.30	3.71	7.02	14.32	15.22	18.15	15.83
MILLING	US$/Tonne	18.37	17.87	16.84	17.24	14.38	15.75	10.20	13.57
INDIRECT	US$/Tonne	9.44	6.90	2.75	4.44	7.17	5.01	9.94	7.27
TOTAL PRODUCTION COST	US$/Tonne	43.05	38.07	23.30	28.70	35.87	35.98	38.29	36.67

MINING	US$/Oz.	3.35	2.64	1.13	1.87	3.30	2.90	3.61	3.25
MILLING	US$/Oz.	4.04	3.55	5.13	4.59	3.31	3.00	2.03	2.78
INDIRECT	US$/Oz.	2.08	1.38	0.85	1.17	1.65	0.96	1.98	1.49
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	0.41	0.44	0.28	0.33	0.23	0.28	0.33	0.28
SMELTING AND REFINING COSTS	US$/Oz.	0.62	4.18	0.46	1.33	0.68	3.79	3.97	2.92
BY-PRODUCT CREDITS	US$/Oz.	(1.43)	(3.81)	(0.04)	(1.13)	(1.63)	(3.32)	(1.12)	(2.11)
TOTAL CASH COST PER OUNCE	US$/Oz.	9.07	8.38	7.81	8.16	7.53	7.61	10.80	8.61
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	(0.41)	(0.44)	(0.28)	(0.33)	-	-	-	-
SMELTING AND REFINING COSTS	US$/Oz.	(0.62)	(4.18)	(0.46)	(1.33)	(0.68)	(3.79)	(3.97)	(2.92)
DIRECT CASH COST	US$/Oz.	8.04	3.76	7.07	6.50	6.85	3.82	6.83	5.69

		Year ended December 31, 2010				Year ended December 31, 2009
		San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
COST OF SALES	US$	12,252,471	12,148,704	23,085,374	47,486,549	10,115,010	10,602,682	9,298,262	30,015,954
ADD: THIRD PARTY SMELTING & REFINING	US$	613,573	6,167,022	4,335,309	11,115,904	715,834	4,897,387	5,126,869	10,740,090
DEDUCT: BY-PRODUCT CREDITS	US$	(2,072,897)	(5,479,424)	(1,872,994)	(9,425,315)	(1,852,368)	(4,121,098)	(1,499,708)	(7,473,174)
DEDUCT: ROYALTIES	US$	-	(94,883)	-	(94,883)	-	(127,483)	-	(127,483)
ADD (DEDUCT): PROFIT SHARING	US$	(499,763)	-	(1,301,069)	(1,800,832)	-	-	(59,120)	(59,120)
INVENTORY CHANGES	US$	(48,384)	210,713	2,269,974	2,432,303	(676,545)	(160,757)	(89,537)	(926,839)
OTHER NON-CASH COSTS	US$	299	(41)	74,946	75,204	(125,755)	(361,991)	(31,393)	(519,139)
TOTAL CASH COST (A)	US$	10,245,299	12,952,091	26,591,540	49,788,930	8,176,176	10,728,740	12,745,373	31,650,289
DEDUCT: THIRD PARTY SMELTING, REFINING, TRANSPORT & OTHER SELLING COSTS	US$ US$	(1,092,323)	(6,726,572)	(5,306,061)	(13,124,956)	(715,834)	(4,897,387)	(5,126,869)	(10,740,090)
DIRECT CASH COST (B)	US$	9,152,976	6,225,519	21,285,479	36,663,974	7,460,342	5,831,353	7,618,504	20,910,199

TONNES PRODUCED (Note 1)	TONNES	264,449	303,869	1,074,538	1,642,856	291,339	277,917	279,536	848,792
OUNCES OF SILVER PRODUCED (C) (Note 1)	OZ	1,125,514	1,548,832	3,593,786	6,268,132	1,112,698	1,367,742	1,249,377	3,729,817
OUNCES OF SILVER EQ PRODUCED (Note 1)	OZ EQ	104,523	264,956	124,488	493,967	134,538	275,465	129,257	539,260
TOTAL OZ OF SILVER EQ PRODUCED (Note 1)	OZ EQ	1,230,037	1,813,788	3,718,274	6,762,099	1,247,236	1,643,207	1,378,634	4,269,077

TOTAL CASH COST PER OUNCE (A/C)	US$/OZ	9.10	8.36	7.40	7.94	7.35	7.84	10.20	8.49

TOTAL CASH COST PER OUNCE	US$/OZ	9.10	8.36	7.40	7.94	7.35	7.84	10.20	8.49
THIRD PARTY SMELTING, REFINING, TRANSPORT & OTHER SELLING COSTS PER OUNCE	US$/OZ	(0.98)	(4.34)	(1.48)	(2.09)	(0.64)	(3.58)	(4.10)	(2.88)
DIRECT CASH COST (B/C)	US$/OZ	8.12	4.02	5.92	5.85	6.71	4.26	6.10	5.61

MINING	US$/Tonne	16.69	15.48	4.56	8.53	11.62	13.88	14.08	13.17
MILLING	US$/Tonne	16.87	16.77	14.18	15.09	13.22	15.67	9.98	12.96
INDIRECT	US$/Tonne	8.89	6.28	2.80	4.43	5.82	4.76	6.95	5.84
TOTAL PRODUCTION COST	US$/Tonne	42.45	38.53	21.54	28.05	30.66	34.31	31.01	31.97

MINING	US$/Oz.	3.92	3.04	1.36	2.24	3.04	2.82	3.15	3.00
MILLING	US$/Oz.	3.96	3.29	4.24	3.96	3.46	3.19	2.23	2.95
INDIRECT	US$/Oz.	2.08	1.23	0.84	1.15	1.52	0.97	1.55	1.33
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	0.43	0.36	0.27	0.32	0.34	0.31	0.36	0.33
SMELTING AND REFINING COSTS	US$/Oz.	0.55	3.98	1.21	1.77	0.64	3.58	4.10	2.88
BY-PRODUCT CREDITS	US$/Oz.	(1.84)	(3.54)	(0.52)	(1.50)	(1.66)	(3.01)	(1.20)	(2.00)
TOTAL CASH COST PER OUNCE	US$/Oz.	9.10	8.36	7.40	7.94	7.35	7.84	10.20	8.49
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	(0.43)	(0.36)	(0.27)	(0.32)	-	-	-	-
SMELTING AND REFINING COSTS	US$/Oz.	(0.55)	(3.98)	(1.21)	(1.77)	(0.64)	(3.58)	(4.10)	(2.88)
DIRECT CASH COST	US$/Oz.	8.12	4.02	5.92	5.85	6.71	4.26	6.10	5.61

Note 1 – The table above does not include 261,957 silver ounces of pre-commercial production from the La Encantada mill expansion project during the quarter ended March 31, 2010, which were produced at a cost of $2,444,393 (US$2,348,346).

		Three Month Ended December 31, 2010					Year Ended December 31, 2010
COST OF SALES RECONCILIATION:		San Martin	La Parrilla	La Encantada	Vancouver	Total	San Martin	La Parrilla	La Encantada	Vancouver	Total
Total Cash Cost	US$	2,833,390	3,310,203	8,195,621	-	14,339,214	10,245,298	12,952,091	26,591,540	-	49,788,929
Inventory changes	US$	219,343	(221,676)	(1,339,140)	-	(1,341,473)	48,384	(210,713)	(2,269,974)	-	(2,432,303)
Byproduct credits	US$	446,482	1,505,804	39,822	-	1,992,108	2,072,897	5,479,424	1,872,994	-	9,425,315
Smelting and refining	US$	(193,583)	(1,653,266)	(485,504)	-	(2,332,353)	(613,573)	(6,167,022)	(4,335,309)	-	(11,115,904)
Royalties	US$	-	24,115	-	-	24,115	-	94,883	-	-	94,883
Profit sharing	US$	244,459	-	(243,628)	-	831	499,763	-	1,301,069	-	1,800,832
Other	US$	(261)	41	(81,987)	-	(82,207)	(298)	41	(74,946)	-	(75,203)
Cost of sales - Calculated	US$	3,549,830	2,965,221	6,085,184	-	12,600,235	12,252,471	12,148,704	23,085,374	-	47,486,549
Average CDN/US Exchange Rate		0.9821	0.9851	0.9837	-	0.9836	0.9708	0.9708	0.9708	-	0.9708
Booked Cost of Sales	CDN$	3,614,537	3,009,993	6,186,014	-	12,810,544	12,621,429	12,514,539	23,780,542	-	48,916,510
Vancouver Cost of Sales (See Note 1)	CDN$	-	-	-	397,569	397,569	-	-	-	917,981	917,981
Total Cost of Sales as Reported	CDN$	3,614,537	3,009,993	6,186,014	397,569	13,208,113	12,621,429	12,514,539	23,780,542	917,981	49,834,491

Note 1 – Net of intercompany eliminations of $1,435,521 for the quarter and $4,831,665 for the year ended December 31, 2010.

REVIEW OF MINING OPERATING RESULTS

The total mine production for the fourth quarter of 2010 consisted of 1,827,987 ounces of silver equivalent representing an increase of 46% compared to 1,249,568 ounces of silver equivalent produced in the fourth quarter of 2009. The production results for year ended December 31, 2010 was 7,024,056 ounces of silver equivalent compared to 4,337,103 ounces of silver equivalent produced in 2009, an increase of 62%.

Production in the fourth quarter of 2010 consisted of 1,757,332 ounces of silver, an increase of 70% compared to the fourth quarter of 2009. A total of 1,119,523 pounds of lead was produced, representing a decrease of 29% compared to the fourth quarter of 2009. Gold production in the fourth quarter of 2010 was 436 ounces, representing a decrease of 38% compared to the fourth quarter of 2009. Zinc production in the fourth quarter of 2010 was 134,771 pounds compared to no zinc production in the fourth quarter of 2009.

The ore processed during the fourth quarter of 2010 at the Company's three operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to 467,175 tonnes which is an increase of 86% from the fourth quarter of 2009 and an increase of 8% compared to the third quarter of 2010.

The average silver head grade in the fourth quarter of 2010 for the three mines decreased to 207 grams per tonne (“g/t”) silver compared to 235 g/t silver in the fourth quarter of 2009 and from 226 g/t in the third quarter of 2010.

Inherent in the launch of the new processing plant at La Encantada, which incorporates a mixture of old tailings with fresh ore, is the expectation that the higher tonnage of the old tailings with an average grade of 150 g/t silver, will reduce consolidated recoveries as well as the average head grade of ore processed. The total combined recoveries of silver at the Company’s three plants was 57% in the fourth quarter of 2010 compared to 58% in the third quarter of 2010 and 65% in the fourth quarter of 2009 prior to commencing commercial production at the new cyanidation plant. As the new cyanidation plant processes a high proportion of tailings, recoveries are typically much lower.

A total of 6,028 metres of underground development was completed in the fourth quarter of 2010 compared to 5,266 metres completed in the fourth quarter of 2009. The underground development program is important as it provides access to new areas in the mines and prepares them for future growth of silver production.

A total of 6,103 metres of diamond drilling was completed in the fourth quarter of 2010 compared to 1,031 metres drilled in the fourth quarter of 2009. Total annual drilling was ramped up from 7,459 metres in 2009 to 17,321 metres in 2010, consisting of:

  definition drilling to assist in mining activity;
  resource upgrading;
  exploration at the Company’s three mines; and
  drilling at the La Esperanza area at the San Martin mine totalling 3,157 metres.

MINE UPDATES

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 3,750 tonnes per day cyanidation plant, a 1,000 tonnes per day flotation plant (currently in care-and-maintenance), an airstrip, and a village with 180 houses as well as administrative offices and infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine. On April 1, 2010, the mill expansion project achieved commercial stage production and all revenues and costs from that date forward are recorded in the mine operating earnings.

With adjustments made to the tailings screening intake systems, and to the new tailings filters, the new plant at La Encantada is now consistently achieving 3,750 tonnes per day throughput, producing silver at a rate of over four million ounces of silver doré annually.

Ore processing in the fourth quarter of 2010 increased to 319,908 tonnes processed compared to 295,328 tonnes in the third quarter of 2010, an increase of 8%. The average head grade was 214 g/t in the fourth quarter of 2010, representing a decrease of 12% when compared to 242 g/t in the third quarter of 2010 and a decrease of 30% compared to the 305 g/t in the fourth quarter of 2009. Silver recovery in the fourth quarter of 2010 was 48%, a decrease from the 51% in the third quarter of 2010 and the fourth quarter of 2009. Recoveries decreased in the quarter due to an increase in the rate of feeding tailings and periodic delays in production associated with fine tuning the flow of the cyanidation plant.

A total of 1,050,911 equivalent ounces of silver were produced by the La Encantada plant during the fourth quarter of 2010, which represents a decrease of 10% compared to 1,163,887 equivalent ounces of silver produced in third quarter of 2010, and an increase of 141% compared to the 435,845 equivalent ounces of silver produced in the fourth quarter of 2009. Silver production in the fourth quarter of 2010 consisted of 1,049,811 ounces of silver, representing a decrease of 10% when compared to the 1,160,468 ounces produced in the third quarter of 2010, and an increase of 216% when compared to the 331,784 ounces produced in the fourth quarter of 2009. No lead was produced during the fourth quarter of 2010, compared to 28,814 pounds in the third quarter of 2010 and 536,801 pounds in the fourth quarter of 2009, as production from the flotation circuit was halted since the second quarter of 2010.

Underground mine development consisted of 2,729 metres completed in the fourth quarter of 2010 compared to 2,251 metres of development completed in the fourth quarter of 2009, representing a increase of 21%. The development program focused on improving haulage and logistics for ore and waste that is transported by trucks from the mine from several production areas within the mines, including the San Javier/Milagros Breccias, Azul y Oro, the new Buenos Aires area and a newly developed area between the 660 level and the Ojuelas ore bodies. The purpose of the ongoing underground development program is to prepare for increased production levels and to confirm additional Reserves and Resources. A total of 2,680 metres of diamond drilling was completed in the fourth quarter of 2010 compared to none in the fourth quarter of 2009.

With the throughput in the processing plant at capacity, and with the installation of the induction furnaces during the fourth quarter of 2010, the focus in the first quarter of 2011 will be operational improvements in the areas of improving recoveries and smelting, and reducing costs through other operational efficiencies.

La Parrilla Silver Mine, Durango, Mexico

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a group of producing underground operations consisting of the La Rosa, Rosarios, and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines. La Parrilla includes an 850 tpd processing plant consisting of two parallel 425 tpd cyanidation and flotation circuits, buildings, offices and associated infrastructure. In September 2010 , the Company acquired an additional 16,630 hectares of land through staking, and 15 hectares of surface rights. The total mining concessions cover a contiguous area of 69,867 hectares. The Company also leases 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

Tonnes processed at La Parrilla were 78,537 tonnes in the fourth quarter of 2010, representing an increase of 3% when compared with the 76,618 tonnes processed in the third quarter of 2010, and an increase of 4% when compared with the 75,475 tonnes processed in the fourth quarter of 2009. The average head grade for the fourth quarter of 2010 was 205 g/t, 11 g/t lower than the third quarter of 2010 and 17 g/t lower than the fourth quarter of 2009. Recovery levels of silver in the fourth quarter were 77%, similar to the 76% recovery in the third quarter of 2010, and a 5% increase from the 73% recovery level in the fourth quarter of 2009.

Total production at the La Parrilla Silver Mine was 448,592 equivalent ounces of silver in the fourth quarter of 2010. This was a decrease of 7% compared to the third quarter of 2010 and a decrease of 4% compared to the fourth quarter of 2009. The composition of the silver equivalent production in the fourth quarter of 2010 consisted of 395,161 ounces of silver, 102 ounces of gold, 1,119,523 pounds of lead and 134,771 pounds of zinc. This compares with a composition of 402,760 ounces of silver, 92 ounces of gold, 1,219,272 pounds of lead and 228,517 pounds of zinc produced in the third quarter of 2010 and 395,761 ounces of silver, 151 ounces of gold and 1,038,018 pounds of lead in the fourth quarter of 2009.

A total of 1,935 metres of underground development was completed in the fourth quarter of 2010, compared to 2,126 metres in the third quarter of 2010 and 2,047 meters in the fourth quarter of 2009. A total of 1,498 metres of diamond drilling was completed in the fourth quarter of 2010 compared to 46 meters of diamond drilling in the third quarter of 2010 and 114 meters in the fourth quarter of 2009.

Development in the lower levels 8 and 9 of the Rosarios and La Rosa vein continued during the quarter providing access to reserves and resources, a portion of which was produced in the second half of 2010. Also, access to level 10 was reached via a ramp which provides access to further reserves at depth, and thus upgrading the Measured and Indicated and Inferred Resources of the lower part of the Rosarios/La Rosa vein.

At the Quebradillas area, development was focused on the Q25 ore body which was indicated from a previous program of diamond drilling, having developed at strike and the upper part of the ore body for more than 80 metres. The access to this ore body will provide ore for the future production of zinc concentrates at the La Parrilla flotation plant once the zinc circuit is in place. Geophysical, regional exploration and mapping is currently being carried out in order to define a broad diamond drill program scheduled for 2011.

In December 2010, a major expansion program at La Parrilla was launched. The total capital budget for the expansion, including expanded underground development is expected to be US$34.9 million and it is anticipated to result in the mill capacity reaching 1,600 tpd by the end of 2011. The result of this expansion is anticipated to double the current production capacity to approximately 3.0 million silver equivalent ounces annually consisting of 2.3 million ounces silver and 0.7 million ounces of silver equivalents in the form of lead and zinc.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, Mexico. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface land rights surrounding the mine, and another 104 hectares of surface land rights where the 900 tpd cyanidation plant and 500 tpd flotation plant, mine buildings, infrastructure and offices are located. The Company owns 100% of the San Martin Silver Mine. The processing plant has historically produced 100% of its production in the form of silver doré with some gold content. In early 2008, a 500 tpd flotation circuit was assembled to take advantage of the large sulphide resources at this mine, however, due to low base metal prices and high costs of smelting concentrates, the circuit was placed into care and maintenance pending further capital investment and improved sulphide mineral economics.

In the fourth quarter of 2010, 68,730 tonnes were processed at the San Martin Mine, representing an increase of 10% when compared to the 62,275 tonnes milled in the third quarter of 2010 and decrease of 3% when compared to the 70,919 tonnes milled in the fourth quarter of 2009. The average head grade was 175 g/t in the fourth quarter of 2010, representing an increase of 7% when compared to the 164 g/t in the third quarter of 2010 and a decrease of 5% when compared to the 184 g/t in the fourth quarter of 2009.

Total production of 328,484 ounces of silver equivalent in the fourth quarter of 2010 was 20% higher than the 273,003 equivalent ounces of silver produced in the third quarter of 2010 and 5% lower than the 344,405 equivalent ounces of silver produced in the fourth quarter of 2009. The equivalent ounces of silver in the fourth quarter of 2010 consisted of 312,360 ounces of silver and 313 ounces of gold. This compares to 260,142 ounces of silver and 198 ounces of gold produced in the third quarter of 2010, and 308,269 ounces of silver and 545 ounces of gold in the fourth quarter of 2009. Silver recovery levels in the fourth quarter of 2010 were 81% compared to 79% in the third quarter of 2010 and 73% achieved in the fourth quarter of 2009.

During the fourth quarter of 2010, a total of 1,364 metres of underground development was completed compared to 1,794 metres in the third quarter of 2010. In addition, 1,925 metres of diamond drilling was completed in the fourth quarter of 2010 compared to 917 metres in the fourth quarter of 2009.

Exploration via short hole drilling into the footwall and hanging wall has shown some success with the discovery of the San Pedro area in 2009. This underground drilling program is continuing and is confirming the presence of structures similar to the San Pedro area which are continually providing additional oxide resources. The surface exploration program which began in 2009 defined the new La Esperanza vein which runs parallel to the Zuloaga vein and has high anomalous samples from 100 to 250 grams per tonne of Ag on surface.

A total of eight holes have been completed of which 6 holes have intersected economic mineralization. This first stage of the diamond drilling was concluded and evaluated during the fourth quarter of 2010. As a result of the diamond drilling program, development of a 500 metres ramp commenced in the fourth quarter, and is expected to be completed during the second quarter of 2011. At that time, diamond drilling will commence to further evaluate the Esperanza vein.

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 393 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart.

The Del Toro Silver Mine is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings.

In January 2010 the “Change of Use of Land Permit” for a new flotation plant was approved by the SEMARNAT. This permit was the last permit required to commence construction of a new operation. All necessary permits for the construction of a 1,000 tpd flotation mill were granted by the Mexican authorities in the fourth quarter of 2009 and the first quarter of 2010. No immediate plans are in place to commence construction; however, the Company is currently in the final planning stage for a new processing plant at the Del Toro Mine, and anticipates a decision in early 2011.

During the month of September 2010, the Company re-initiated development of an additional 1,000 metre ramp, which is planned to contact the third ore body at a depth of approximately 300 metres. The objective is to collect a bulk sample of approximately 5,000 tonnes and to process this sample through the La Parrilla processing plant for metallurgical test work. This testing will allow the fine tuning and final design of the flow chart for the construction of a new flotation plant. Bulk sampling and development will also help to determine the most optimal mine exploitation method. During the fourth quarter, a total of 197 meters of the ramp was developed and a crosscut of 135 meters was initiated. The crosscut was completed in January 2011 for the purpose of launching a new diamond drill program at depth into the three known ore bodies. This drill program is expected to achieve two main objectives: 1) to speed up the metallurgical testing process as portions of the core will be used for this purpose and 2) to increase the NI 43-101 compliant Resources at depth.

Real de Catorce Silver Project, San Luis Potosi, Mexico

The Real de Catorce Silver Project was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). As a result of the acquisition of Normabec, the Company owns 100% of the Real de Catorce Silver Project. The Real de Catorce project is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares, with historical production of 230 million ounces between 1773 and 1990.

After the acquisition of the historically famous Real de Catorce silver mine, the Company completed all of the necessary transfers of ownership of the mining claims to Normabec’s Mexican subsidiary Minera Real de Bonanza, S.A. de C.V. The Company is now preparing a plan to reconfirm the geological information and to map out the future development activities in this very large silver mining district.

In November 2010, the Company agreed to acquire the 3% NSR, the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, in consideration for US$3.0 million. Consideration for the purchase consisted of a cash payment of US$1.05 million and US$1.5 million in shares of the Company (152,798 shares) in November 2010, and US$0.45 million which was paid by January 31, 2011. All payments in cash and shares have now been completed fulfilling the Company’s objectives in acquiring all the necessary land and buildings for the Real de Catorce project.

EXPLORATION PROPERTY UPDATES

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and Real de Catorce Silver Project.

In January 2011, the Company entered into a Letter of Intent whereby the Company has agreed to grant an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in the Jalisco State, Mexico. Upon execution of a definitive agreement, expected to take place within 90 days, the optionee will be required to issue 10 million shares of common stock to the Company and spend $3 million over the first 3 years to earn a 50% interest and $5 million over 5 years to earn a 70% interest. In order to obtain a 90% interest, the optionee is required to complete a bankable feasibility study within 7 years. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

SELECTED ANNUAL INFORMATION

	Year Ended December 31, 2010 $	Year Ended December 31, 2009 $	Year Ended December 31, 2008 $
Revenue	120,765,361	59,510,669	44,324,887	(1)
Mine operating earnings	61,171,416	18,460,952	7,501,632	(2)
Net income (loss)	36,104,945	6,310,225	(5,144,784)	(3)
Earnings (loss) per share - basic	0.39	0.08	(0.07)
Earnings (loss) per share - diluted	0.37	0.07	(0.07)
Total assets	321,468,020	251,473,463	231,159,649	(4)
Total long-term liabilities	51,683,161	37,388,527	38,725,621

(1)

During the year ended December 31, 2010, revenue increased by $61.3 million or 103% over 2009. The increase was attributed to increase in silver price and increased production at La Encantada Silver Mine and La Parrilla Silver Mine, resulting in a 62% increase in consolidated production and 53% increase in total ounces sold. During the year ended December 31, 2009, revenues increased by $15.2 million or 34% over 2008 due to increased production at all mines, resulting in an 18% increase in the equivalent ounces of silver sold, reductions in smelting and refining charges and metal deductions that reduced these charges from 21% of gross revenue to 17% of gross revenue and a 7% increase in the average USD/CAD exchange rate.

(2)

Mine operating earnings for the year ended December 31, 2010 increased by $42.7 million or 231% compared to 2009. The increase was attributed to $61.3 million or 103% increase in revenue and cost savings from conversion to producing silver concentrate instead silver doré at the La Encantada Silver Mine. Mine operating earnings for the year ended December 31, 2009 increased by $11.0 million or 146% due to an increase of 643,501 equivalent silver ounces sold in 2009 compared to 2008. A $15.2 million increase in net revenue was partially offset by a $3.9 million increase in cost of sales.

(3)

Net income or losses in these periods included non-cash stock based compensation expense and future income tax expense. Stock based compensation expense was $4,548,633 for the year ended December 31, 2010, compared to $3,302,780 in 2009 and $3,680,111 in 2008. Future income tax expense in 2010 was $10,459,047, compared to recovery of $3,315,978 in 2009 and $2,055,987 in 2008. During the year ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project and accordingly, the investment totalling $2,589,824 was written off. Also during 2009, included in net income was a write-down of marketable securities in the amount of $390,467. There were no such write- downs during the years ended December 31, 2010 and 2008.

(4)

During the year ended December 31, 2010, total assets increased by $70.0 million or 28% compared to 2009, which consisted primarily of $35.1 million increase in cash and $15.6 million increase in property, plant and equipment, $13.4 million increase in mineral property interests and $3.0 million increase in future income tax asset. During the year ended December 31, 2009, the $20.4 million increase in total assets consisted primarily of approximately $18.3 million increase in plant and equipment and a $13.7 million increase in mining interests, net of depreciation, depletion and translation adjustments, both of which were offset by a $11.5 million reduction of cash.

The Company has not paid any dividends since incorporation and it presently has no plans to pay dividends.

RESULTS OF OPERATIONS

For the quarter ended December 31, 2010 compared to quarter ended December 31, 2009 and the quarter ended December 31, 2009 compared to quarter ended December 31, 2008:

	For Quarter Ended	For Quarter Ended	For Quarter Ended
	December 31, 2010	December 31, 2009	December 31, 2008
	$	$	$

Gross revenue	42,361,771	21,436,456	11,712,165	(1)
Net revenue	40,118,897	18,374,117	9,106,605	(2)
Cost of sales	13,208,114	8,538,785	8,294,803	(3)
Depreciation, depletion and amortization	2,921,455	1,635,859	1,874,952	(4)
Accretion of reclamation obligation	93,866	106,480	63,547
Mine operating earnings (loss)	23,895,462	8,092,993	(1,126,697)	(5)
General and administrative	3,874,417	2,432,333	1,795,305	(6)
Stock-based compensation	2,620,431	1,099,386	865,417	(7)
Write-down of mineral properties	-	2,589,824	-	(8)
	6,494,848	6,121,543	2,660,722
Operating income (loss)	17,400,614	1,971,450	(3,787,419)	(9)
Interest and other expenses	(227,558)	(999,683)	(583,430)	(10)
Investment and other income	1,274,106	531,763	67,363	(11)
Foreign exchange gain (loss)	300,587	523,141	(3,750,504)	(12)
Write-down of marketable securities	-	(390,467)	-	(13)
Income (loss) before taxes	18,747,749	1,636,204	(8,053,990)
Income tax expense (recovery) - current	383,011	(360,124)	17,742
Income tax expense (recovery) - future	4,441,476	(496,160)	(2,532,826)
Income tax expense (recovery)	4,824,487	(856,284)	(2,515,084)	(14)
Net income (loss) for the period	13,923,262	2,492,488	(5,538,906)	(15)
Earnings (loss) per share - basic	0.15	0.03	(0.08)
Earnings (loss) per share - diluted	0.14	0.03	(0.08)

1.

Consolidated gross revenue (prior to smelting & refining and metal deductions) for the quarter ended December 31, 2010 was $42,361,771 or $25.06 (US$24.74) per ounce compared to $21,436,456 or $18.71 (US$17.72) per ounce for the quarter ended December 31, 2009, for an increase of $20,925,315 or 98%. The increase in the fourth quarter of 2010 is attributable to a 46% increase in equivalent silver ounces produced as the new La Encantada processing plant began commercial sales on April 1, 2010; as well, a 40% increase in average US$ gross revenue per ounce sold in the current quarter compared to the fourth quarter of 2009. The increase in gross revenue was partially offset by the devaluation of the U.S. dollar against the Canadian dollar.

Consolidated gross revenue (prior to smelting and refining and metal deductions) for the quarter ended December 31, 2009 was $21,436,456 or $18.71 (US$17.72) per ounce compared to $11,712,165 or $14.15 (US$11.67) per ounce for the quarter ended December 31, 2008 for an increase of $9,724,291, or 83%. The increase in the fourth quarter of 2009 is attributable to a 38% increase in equivalent silver ounces sold and a 32% increase in the average gross revenue per ounce realized.

2.

Net revenue for the quarter ended December 31, 2010 increased by $21,744,780 or 118% to $40,118,897 from $18,374,117 in the fourth quarter of 2009, due to the same increases that affected consolidated gross revenue in the fourth quarter of 2010. In addition, lower smelting & refining and metal deduction charges per ounce (5% of gross revenue compared to 14% in the fourth quarter of 2009) contributed to the increase in net revenue in the fourth quarter of 2010.

Net revenue for the quarter ended December 31, 2009 increased by $9,267,512 or 102% to $18,374,117, from $9,106,605 in the fourth quarter of 2008, due to the same increases that affected consolidated gross revenue in the fourth quarter of 2009. In addition, lower smelting and refining charges per ounce contributed to the increase in net revenue in the fourth quarter of 2009.

3.

Cost of sales increased by $4,669,329 or 55%, to $13,208,114 in the fourth quarter of 2010 from $8,538,785 in the same quarter of 2009. This increase in cost of sales was related to increasing the equivalent silver ounces sold by 48% from the quarter ended December 31, 2009.

Cost of sales increased by $243,982 or 3%, to $8,538,785 in the fourth quarter of 2009 from $8,294,803 in the same quarter of 2008. This modest increase in cost of sales was accomplished while increasing the silver equivalent ounces sold by 38% from the quarter ended December 31, 2008. In the fourth quarter of 2009, the Company processed higher grade ore and achieved operational efficiencies including reductions in production costs per tonne and cash costs per ounce relative to 2008 levels.

4.

Depreciation, depletion and amortization increased by $1,285,596 or 79% to $2,921,455 in the fourth quarter of 2010 from $1,635,859 in the same quarter of 2009, due primarily to the additional depreciation and amortization which commenced upon the new La Encantada mill entering into commercial stage production effective April 1, 2010.

Depletion, depreciation and amortization decreased by $239,093 or 13%, to $1,635,859 in the fourth quarter of 2009 from $1,874,952 in the same quarter of 2008, due to an increase in production from areas outside of reserves at the San Martin Silver Mine.

5.

Mine operating earnings increased by $15,802,469 or 195% to $23,895,462 for the quarter ended December 31, 2010, compared to $8,092,993 for the same quarter in the prior year. This is primarily due to the $21,744,780 increase in net revenue, and is offset by the higher cost of sales and depreciation, depletion and amortization expenses during the fourth quarter of 2010.

Mine operating earnings increased by $9,219,690 or 818% to $8,092,993 for the quarter ended December 31, 2009 from a mine operating loss of $1,126,697 for the same quarter in the prior year. This is primarily due to the $9,267,512 increase in net revenue.

6.

General and administrative expenses for the fourth quarter of 2010 increased by $1,442,084 or 59% compared to the prior year due to higher legal and professional fees, an aggressive investor relations campaign, and an increase in salaries and benefits year over year.

General and administrative expenses for the fourth quarter of 2009 increased by $637,028 or 35% compared to the prior year primarily due to increases in office and other expenses of $205,700, salaries and benefits of $152,636 and legal expenses of $116,199.

7.

Stock-based compensation for the fourth quarter of 2010 increased by $1,521,045 or 138% compared the same quarter of the prior year. The increase was due to an increase in the Black Scholes fair value of stock options granted as a result of the significant increase in the Company’s share price in the current year.

Stock-based compensation increased by $233,969 or 27% due to a higher number of new option grants in the fourth quarter of 2009 compared to the fourth quarter of 2008.

8.

During the quarter ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project and accordingly, the investment totalling $2,589,824 was written off. There was no such write-down in the fourth quarter of 2010 and 2008.

9.

Operating income increased by $15,429,164 or 783% to $17,400,614 for the quarter ended December 31, 2010, compared to an operating income of $1,971,450 for the quarter ended December 31, 2009, due to the increase in mine operating earnings associated with higher production levels and higher silver prices.

Operating income increased by $5,758,869 or 152% to $1,971,450 for the quarter ended December 31, 2009, from an operating loss of $3,787,419 for the quarter ended December 31, 2008, due to the increase in mine operating earnings.

10.

During the quarter ended December 31, 2010, interest and other expenses decreased by $772,125 or 77% to $227,558 compared to $999,683 for the quarter ended December 31, 2009. The decrease was attributed to decrease in interest bearing liabilities, as the Company repaid the long-term portion of its Fideicomiso de Fomento Minero (“FIFOMI”) debt facilities in advance during the third quarter of 2010, and later repaid all the current FIFOMI and lead prepayment facilities in the fourth quarter.

During the quarter ended December 31, 2009, interest and other expenses included a one-time expense of $484,487 for legal and professional fees associated with a transaction that did not proceed. There was no such expense in the quarter ended December 31, 2008.

11.

During the quarter ended December 31, 2010, investment and other income increased by $742,343 or 140% compared to the same quarter in the prior year. The increase is primarily attributed to the realized gain of on silver futures contracts.

During the quarter ended December 31, 2009, investment and other income included $445,920 for realized gains on silver futures while this gain was $81,307 in the quarter ended December 31, 2008.

12.

The Company experienced a foreign exchange gain of $300,587 in the quarter ended December 31, 2010 compared to a foreign exchange gain of $523,141 in the quarter ended December 31, 2009 due to the devaluation of liabilities and debt facilities denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar.

The Company experienced a foreign exchange gain of $523,141 in the quarter ended December 31, 2009 compared to a foreign exchange loss of $3,750,504 in the quarter ended December 31, 2008 due to the devaluation of net monetary assets denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar, and a weakening of the Mexican peso relative to the Canadian dollar.

13.

During the quarter ended December 31, 2009, management determined that the value of certain investments in marketable securities were permanently impaired and $390,467 of unrealized losses were written down. There was no such write-down in the fourth quarter of 2010 and 2008.

14.

During the quarter ended December 31, 2010, the Company recorded an income tax expense of $4,824,487 compared to a recovery of $856,284 in the quarter ended December 31, 2009, and this is reflective of higher earnings and would consist primarily of non-cash future income taxes arising from temporary timing differences and utilization of tax loss carryforwards.

During the quarter ended December 31, 2009, the Company recorded an income tax recovery of $856,284 compared to a recovery of $2,515,084 in the quarter ended December 31, 2008, and this is attributed to the recovery of future income taxes arising from the reversal of temporary timing differences and additional tax loss carryforwards compared to 2008.

15.

As a result of the foregoing, net income for the quarter ended December 31, 2010 increased 459% to $13,923,262 or basic earnings per share of $0.15 compared to a net income of $2,492,488 or $0.03 per common share in the quarter ended December 31, 2009, for an increase of $11,430,774 compared to the same period in the prior year.

As a result of the foregoing, net income for the quarter ended December 31, 2009 was $2,492,488 or $0.03 per common share compared to a net loss of $5,538,906 or $0.08 per common share in the quarter ended December 31, 2008, for an increase of $8,031,394.

For the year ended December 31, 2010 compared to year ended December 31, 2009 and for the year ended December 31, 2009 compared to the year ended December 31, 2008.

	For Year Ended	For Year Ended	For Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008
	$	$	$

Gross revenue	132,172,887	71,526,074	56,102,459	(1)
Net revenue	120,765,361	59,510,669	44,324,887	(2)
Cost of sales	49,834,491	34,351,853	30,419,415	(3)
Depreciation, depletion and amortization	9,383,782	6,252,774	6,203,363	(4)
Accretion of reclamation obligation	375,672	445,090	200,477
Mine operating earnings	61,171,416	18,460,952	7,501,632	(5)
General and administrative	10,787,267	8,089,087	7,549,079	(6)
Stock-based compensation	4,548,633	3,302,780	3,680,111	(7)
Write-down of mineral properties	-	2,589,824	-	(8)
	15,335,900	13,981,691	11,229,190
Operating income (loss)	45,835,516	4,479,261	(3,727,558)	(9)
Interest and other expenses	(1,863,640)	(2,101,862)	(1,372,768)	(10)
Investment and other income	3,022,113	1,129,527	1,180,742	(11)
Foreign exchange gain (loss)	18,030	(36,426)	(3,144,654)	(12)
Write-down of marketable securities	-	(390,467)	-	(13)
Income (loss) before taxes	47,012,019	3,080,033	(7,064,238)
Income tax expense - current	448,027	85,786	136,533
Income tax expense (recovery) - future	10,459,047	(3,315,978)	(2,055,987)
Income tax expense (recovery)	10,907,074	(3,230,192)	(1,919,454)	(14)
Net income (loss) for the year	36,104,945	6,310,225	(5,144,784)	(15)
Earnings (loss) per share - basic	0.39	0.08	(0.07)
Earnings (loss) per share - diluted	0.37	0.07	(0.07)

1.

Gross revenue (prior to smelting & refining charges, and metal deductions) for the year ended December 31, 2010 was $132,172,887 compared to $71,526,074 for the year ended December 31, 2009, for an increase of $60,646,813 or 85%. Contributing to this increase was a 53% increase in silver equivalent ounces sold from 4,233,703 ounces sold in 2009 to 6,482,637 ounces sold in 2010. Silver prices were higher in 2010 than the comparative period in 2009, however, the stronger Canadian dollar compared to the U.S. dollar offset a portion of the favourable increase in gross revenue as silver shipments are valued in U.S dollars and translated into Canadian dollars for financial statement presentation. The average gross revenue per ounce sold on a consolidated basis was Cdn$20.39 (US$19.79) per ounce for the year ended December 31, 2010, compared to Cdn$16.89 (US$14.79) per ounce for the year ended December 31, 2009.

Gross revenue (prior to smelting & refining charges, and metal deductions) for the year ended December 31, 2009 was $71,526,074 compared to $56,102,459 for the year ended December 31, 2008 for an increase of $15,423,615 or 27%. Contributing to this increase was an 18% increase in silver equivalent ounces sold, and a 8% increase in the average Canadian price per ounce of silver. Total equivalent ounces of silver sold for 2009, was 4,233,703 ounces whereas for 2008, the total equivalent ounces of silver sold was 3,590,202 ounces, for an increase of 643,501 equivalent ounces of silver. The average silver price realized in 2009 was $16.89 (US$14.79) while the average silver price realized in 2008 was $15.63 (US$14.66), due to a 7% increase in the average CAD/USD exchange rate for 2009, compared to 2008.

2.

Net revenue for the year ended December 31, 2010 increased by $61,254,692 or 103%, from $59,510,669 in 2009 to $120,765,361 in 2010. Smelting and refining charges and metal deductions decreased from 17% to 9% of consolidated gross revenue during the year ended December 31, 2010, compared to the year ended December 31, 2009, and reflects the reductions in smelting & refining charges related to sales of silver doré and precipitates compared to silver concentrates. Net revenue in 2010 also included the incremental revenue of $644,787 from the sale of coins, ingots and bullion to consumers and individual retail investors over the Company’s website.

Net revenue for the year ended December 31, 2009 increased by $15,185,782 or 34%, from $44,324,887 in the year ended December 31, 2008 to $59,510,669 in the year ended December 31, 2009 due to the same increases that affected consolidated gross revenue in 2009. Net revenue in 2009 also included the incremental revenue of $454,719 from the sales of coins, ingots and bullion to consumers and individual retail investors over the Company’s website.

3.

Cost of sales increased by $15,482,638 or 45% from $34,351,853 to $49,834,491 for the year ended December 31, 2010. Total equivalent ounces of silver sold for the year ended December 31, 2010 increased 53% to 6,482,637 ounces (commercial production) compared to the year ended December 31, 2009.

Cost of sales increased by $3,932,438 or 13% from $30,419,415 to $34,351,853 for the year ended December 31, 2009 due to the 18% increase in the equivalent ounces of silver sold.

4.

Depreciation, depletion and amortization increased by $3,131,008 or 50% to $9,383,782 in the year ended December 31, 2010, compared to $6,252,774 in the year ended December 31, 2009. The increase is primarily attributed to additional reserves processed in the year and to depreciation expenses of the new processing plant at the La Encantada mine which achieved commercial production status effective April 1, 2010, which requires the commencement of depreciation and amortization. Also, during 2009, the San Martin Mine extracted less tonnage from Reserves, and more tonnage was extracted from areas outside of Reserves, which had an impact of reducing depletion expense in the same period in 2009.

Depreciation, depletion and amortization increased by $49,411 or 1%, to $6,252,774 for the year ended December 31, 2009 from $6,203,363 for the year ended December 31, 2008, due to the higher amount of depreciable assets in the current year including assets acquired by capital lease in the fourth quarter of 2008 and in 2009, partially offset by lower depletion at the San Martin mine as less tonnage was extracted from reserves, and more tonnage was extracted from areas outside of reserves.

5.

Mine operating earnings increased by $42,710,464 or 231% to $61,171,416 for the year ended December 31, 2010, compared to $18,460,952 for the same period in prior year. This is primarily due to the $61,254,692 increase in net revenue and offset by the higher cost of sales and depreciation, depletion and amortization expense during the year ended December 31, 2010.

Mine operating earnings for 2009 increased by 146% to $18,460,952, an increase of $10,959,320, compared to $7,501,632 for 2008, due to an increase in sales volume from 3,590,202 ounces of silver equivalent in 2008 to 4,233,703 ounces in 2009, combined with an increase in sales revenue per ounce from $15.63 (US$14.66) in 2008 to $16.89 (US$14.79) in 2009.

6.

General and administrative expenses increased by $2,698,180 or 33% for the year ended December 31, 2010, compared to the same period in the prior year and is primarily attributed to an increase in salaries and benefits due to hiring additional staff, normal rate increases and the introduction of a performance incentive plan. Additional professional and listing fees were incurred during the year associated with the Company listing on the New York Stock Exchange. Legal and professional fees also increased due to trial preparations.

General and administrative expenses increased by $540,008 or 7% for the year ended December 31, 2009 compared to the same period in the prior year, primarily due to increases of $315,977 in legal expenses and $230,010 in salaries and benefits.

7.	Stock-based compensation increased by $1,245,853 or 38% due to higher Black Scholes fair value attributed to stock options granted during the year.

Stock-based compensation decreased by $377,331 or 10% due to fewer new options granted and fewer options vesting in the year ended December 31, 2009.

8.

During the year ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project and accordingly, the investment totalling $2,589,824 was written off. There was no such write-downs in 2010 and 2008.

9.

Operating income increased by $41,356,255 or 923%, from $4,479,261 for the year ended December 31, 2009, to $45,835,516 for 2010. The increase is primarily attributable to the $42,710,464 increase of mine operating earnings.

Operating income increased by $8,206,819 or 220%, from an operating loss of $3,727,558 for the year ended December 31, 2008 to operating income of $4,479,261 for the year ended December 31, 2009. This can be directly attributable to the $10,959,320 increase in mine operating earnings.

10.

Interest and other expenses decreased by $238,222 or 11% in the year ended December 31, 2010, compared to the prior year and is primarily attributed to reduced interest costs. During 2010, the Company aggressively reduced its interest bearing liabilities and repaid the long-term portion of its FIFOMI debt facilities in advance during the third quarter of 2010, and later repaid all the current FIFOMI and prepayment debt facilities in the fourth quarter.

Interest and other expenses increased by $729,094 or 53% to $2,101,862 in the year ended December 31, 2009 compared to $1,372,768 in the year ended December 31, 2008 due to a one-time expense of $484,487 for legal and professional fees associated with a transaction that did not proceed as well as additional interest on capital leases, interest on outstanding property payments relating to the Quebradillas Mine at La Parrilla, interest on debt facilities in place in 2009 and financing cost relating to advance payments on silver shipments.

11.

During the year ended December 31, 2010, investment and other income increased over the prior year by $1,892,586 or 168% to $3,022,113 primarily attributed to an increase in realized gains on silver futures contracts.

12.	There was a foreign exchange gain of $18,030 for the year ended December 31, 2010, compared to a loss of $36,426 for the year ended December 31, 2009.

There was a foreign exchange loss of $36,426 for the year ended December 31, 2009, compared to a loss of $3,144,654 for the year ended December 31, 2008, due to the devaluation of net monetary assets denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar, and a weakening of the Mexican peso relative to the Canadian dollar.

13.

During the year ended December 31, 2009, management determined that the value of certain investments in marketable securities were permanently impaired and $390,467 of unrealized losses were written down. There was no such write-down in 2010 or 2008.

14.

During the year ended December 31, 2010, the Company recorded an income tax expense of $10,907,074 compared to a tax recovery of $3,230,192 in the year ended December 31, 2009 and is reflective of earnings and would consist primarily of non-cash future income taxes arising from temporary timing differences and utilization of tax loss carryforwards. In 2009, the recovery was also attributed to a Canadian dollar equivalent of $542,906 for the adjusted tax deductibility of energy expenses which increased the tax loss carryforwards.

During the year ended December 31, 2009, the Company recorded an income tax recovery of $3,230,192 compared to $1,919,454 in the year ended December 31, 2008. This is attributed to the recovery of future income taxes arising from the reversal of temporary timing differences and additional tax loss carryforwards compared to 2008. Included in the current recovery is a Canadian dollar equivalent of $542,906 for the adjusted tax deductibility of energy expenses which has increased the tax loss carryforwards.

15.

As a result of the foregoing, net income for the year ended December 31, 2010 was $36,104,945 or $0.39 per common share (basic) compared to net income of $6,310,225 or $0.08 per common share in 2009, for an increase of $29,794,720 or 472%, primarily due to the effects of increased production and increased silver prices.

As a result of the foregoing, net income for the year ended December 31, 2009 was $6,310,225 or $0.08 per common share (basic) compared to net loss of $5,144,784 or ($0.07) per common share for the year ended December 31, 2008, for an increase of $11,455,009.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters.

	Quarter	Net sales revenues $	Net income after taxes $	Basic net income per common share $	Diluted net income per common share $	Stock-based compensation (9) $	Note
Year ended December 31, 2010	Q4	40,118,897	13,923,262	0.15	0.14	2,620,431	1
	Q3	33,465,565	10,278,772	0.11	0.11	584,059	2
	Q2	28,963,285	8,887,116	0.10	0.09	643,964	3
	Q1	18,217,614	3,015,795	0.03	0.03	700,179	4
Year ended December 31, 2009	Q4	18,374,117	2,492,488	0.03	0.03	1,099,386	5
	Q3	13,724,803	1,841,623	0.02	0.02	505,847	6
	Q2	13,024,877	1,036,416	0.01	0.01	800,808	7
	Q1	14,386,872	939,698	0.01	0.01	896,739	8

Notes:

1.

In the quarter ended December 31, 2010, net sales increased by $6,653,332 compared to the prior quarter ended September 30, 2010. The increase was primarily due to the increase in silver price, partially offset by a 9.6% decrease in silver equivalent ounces sold related to a slowdown in the holiday season. Net income after taxes increased $3,644,490 or 35% in the quarter ended December 31, 2010, compared to the quarter ended September 30, 2010, due to $7,025,859 increase in mine operating earnings, which was partially offset by increases in non-cash stock-based compensation and future income tax expenses.

2.

In the quarter ended September 30, 2010, net sales increased by $4,502,280 compared to the quarter ended June 30, 2010. The increase was primarily due to a 15% increase, or 245,549 equivalent ounces of silver sold after intercompany eliminations, in the third quarter of 2010 as compared to the second quarter of 2010, and an increase in silver price during the quarter. Net income after taxes increased $1,391,656 or 16% in the quarter ended September 30, 2010, compared to the quarter ended June 30, 2010, mainly due to $3,815,298 increase in mine operating earnings that was partially offset by an increase of $2,112,041 in tax expense and an increase of $1,042,732 in foreign exchange loss compared to the second quarter of 2010.

3.

In the quarter ended June 30, 2010, net sales increased by $10,745,671 compared to the quarter ended March 31, 2010 and was primarily due to an increase of 325,185 equivalent ounces of silver sold (after intercompany eliminations) in the second quarter of 2010 compared to the first quarter of 2010. In the first quarter of 2010, pre-commercial sales were not included as equivalent ounces sold but instead were credited to the capitalization of the La Encantada mill expansion project. Net sales and net income was positively affected by an increase of the average gross revenue per ounce realized of $19.58 (US$18.68) in the quarter ended June 30, 2010 compared to $16.89 (US$16.23) in the quarter ended March 31, 2010.

4.

In the quarter ended March 31, 2010, net sales revenue was comparable to the quarter ended December 31, 2009. The Company sold an additional 153,097 equivalent ounces of silver (after intercompany eliminations) in the first quarter of 2010 compared to the fourth quarter of 2009; however, the average gross revenue per ounce realized was $16.89 (US$16.23) in the quarter ended March 31, 2010 compared to $18.71 (US$17.72) in the quarter ended December 31, 2009; an average effect of $1.82 per ounce or 10% (not including the $2.3 million profit from pre-commercial sales).

5.

In the quarter ended December 31, 2009, net sales revenue increased due to increasing silver prices. The average gross revenue per ounce of silver realized increased to US$17.72 in the quarter ended December 31, 2009, compared to US$15.07 in the prior quarter ended September 30, 2009.

6.

In the quarter ended September 30, 2009, net sales revenue increased due to rising prices. The average gross revenue per ounce of silver realized was US$15.07 in the quarter ended September 30, 2009, increasing from US$12.60 in the prior quarter ended September 30, 2009.

7.	In the quarter ended June 30, 2009, net sales revenue decreased due to losses on final settlements for which provisional payments had already been received in the prior quarter.

8.

In the quarter ended March 31, 2009, a stronger U.S. dollar compared to the Canadian dollar accounted for the increase of revenue. Although silver prices were lower in the first quarter of 2009, the average gross revenue per ounce sold was Cdn$17.52 (US$14.07) per ounce on a consolidated basis for the three-month period ended March 31, 2009. Also contributing to an increase in net sales is $1,194,452 from the sale of coins, ingots and bullion in the three months ended March 31, 2009.

9.

Stock-based Compensation - the net income are affected significantly by varying stock based compensation amounts in each quarter. Stock based compensation results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company’s stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

Revenues In Accordance With Canadian GAAP (expressed in CDN$)

As required by Canadian GAAP, revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars, and silver concentrates, including associated metal by-products of gold, lead and zinc, after having deducted refining and smelting charges and metal deductions, and after elimination of the intercompany shipments of silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges and metal deductions, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per Canadian GAAP in Canadian and US currencies. Gross revenues are divided by shipped ounces of silver to calculate the average realized price per ounce of silver sold.

Revenue Analysis	Quarter Ended December 31,		Year Ended December 31,
	2010 $	2009 $	2010 $	2009 $
MEXICO
Gross revenues - silver dore bars and concentrates	41,703,650	21,939,708	131,528,100	71,464,014
Less: refining & smelting charges, transportation and other selling expenses	(1,393,346)	(2,207,964)	(7,699,228)	(9,389,935)
Less: metal deductions	(870,619)	(942,613)	(4,173,520)	(2,784,390)
Net revenue from silver dore and concentrates shipments	39,439,685	18,789,131	119,655,352	59,289,689
Equivalent ounces of silver sold	1,680,988	1,154,384	6,514,061	4,248,430
Average gross revenue per ounce sold ($CDN)	24.81	19.01	20.19	16.82
Average exchange rate in the period ($US/$CDN)	1.0128	1.0562	1.0301	1.1420
Average gross revenue per ounce sold ($US)	24.50	17.99	19.60	14.73
CANADA
Gross revenues - silver coins, ingots and bullion	2,462,568	1,473,358	6,661,640	5,132,099
Equivalent ounces of silver sold, from Mexican production	86,542	74,989	294,424	284,564
Average gross revenue per ounce sold ($CDN)	28.46	19.65	22.63	18.03
Average exchange rate in the period ($US/$CDN)	1.0128	1.0562	1.0301	1.1420
Average gross revenue per ounce sold ($US)	28.10	18.60	21.96	15.79
CONSOLIDATED
Combined gross revenues - silver dore, concentrates, coins, ingots and bullion	44,166,218	23,413,066	138,189,740	76,596,113
Less: intercompany eliminations	(1,804,447)	(1,976,611)	(6,016,853)	(5,070,039)
Consolidated gross revenues - silver dore, concentrates, coins, ingots and bullion	42,361,771	21,436,455	132,172,887	71,526,074
Less: refining and smelting charges, net of intercompany	(1,374,205)	(2,163,843)	(7,620,841)	(9,310,474)
Less: metal deductions, net of intercompany	(868,669)	(898,495)	(3,786,685)	(2,704,931)
Consolidated net revenue from silver dore, concentrates, coins, ingots and bullion	40,118,897	18,374,117	120,765,361	59,510,669
Equivalent ounces of silver sold (after interco. eliminations)	1,690,741	1,145,562	6,482,637	4,233,703
Average gross revenue per ounce sold ($CDN)	25.06	18.71	20.39	16.89
Average exchange rate in the period ($CDN/$US)	1.0128	1.0562	1.0301	1.1420
Average gross revenue per ounce sold ($US)	24.74	17.72	19.79	14.79
Average market price of per ounce of silver per COMEX ($US)	26.46	17.57	20.18	14.67

At March 31, 2010, the La Encantada mill expansion project had not achieved a commercial stage of production, therefore, sales receipts in the quarter ended March 31, 2010 of $4,718,618 in connection with the sale of 262,403 silver equivalent ounces of precipitates during the pre-operating period were not recorded as sales revenues but instead were recorded as a reduction of capital in the construction in progress account. As at March 31, 2010, total cash receipts of $5,663,086 was in the connection with the sale of 316,680 silver equivalent ounces of precipitates during the pre-operating period since inauguration of the plant. Effective April 1, 2010, the cyanidation plant was fully commissioned and all sales were included in the above table.

LIQUIDITY

At December 31, 2010, the Company had cash and cash equivalents of $40.9 million and working capital of $48.1 million, compared to cash and cash equivalents of $5.9 million and working capital of $4.8 million at December 31, 2009. Cash and cash equivalents increased by $35.1 million as a result of $58.4 million generated from operating activities and $15.3 million proceeds from exercise of options and warrants, offset by $6.9 million expended on debt and capital lease repayments and $34.3 million invested in plant and equipment, and mineral property interests.

During the year ended December 31, 2010, the Company spent $15.8 million on mineral properties and a further $18.6 million on plant and equipment on a cash basis, of which $3.5 million was related to reduction of capital related liabilities.

In the second half of 2010, the Company fully repaid the balance of FIFOMI loans outstanding, thereby saving ongoing related finance charges of 12.4% and releasing its security and loan guarantees. In December 2010, the Company also repaid all of its outstanding prepayment debt facilities which were bearing an interest rate of LIBOR + 5%.

The Company is accumulating cash in treasury, restoring funds which were consumed during the completion of the La Encantada expansion project, and preparing for additional investment in expansion projects in 2011.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

The Company is assessing its long term expansion plans and associated funds requirements. Cash flows from operations were strong at $58.4 million in 2010, and with current silver prices the operational cash flows are expected to remain robust through 2011. Also, at December 31, 2010, there remained 5,142,277 warrants outstanding with an average exercise price of $3.44 which expire in March through September 2011, and which could potentially generate an additional $17.7 million of expansionary capital for the Company in 2011.

From January 1, 2011 through February 24, 2011, $8.2 million has been received from the exercises of options and warrants and 3,152,977 warrants remain outstanding and are available to be exercised for the remainder of 2011. All remaining warrants will expire before the end of September 2011. As the expiring warrants are at exercise prices of $3.50 and $3.50, we anticipate that all will be exercised prior to expiring, potentially adding a further $9.9 million to treasury in 2011.

As at the date of this MD&A, with more than $57 million in treasury and robust cash flows from operations expected through 2011, and significant warrant and option exercises expected in 2011, the Company believes it has sufficient funds to meet current operating and capital requirements, as well as the additional capital requirements of the US$34.9 million expansion at La Parrilla (this includes additional underground development requirements). Should the Company adopt additional expansion plans for the Del Toro mine, or otherwise, the Company would need to consider the funds required relative to the funds available in treasury at such time, including expected cash flows from operations, to determine whether additional sources would be required for those pending additional expansion plans.

2011 PRODUCTION OUTLOOK

This section of the MD&A provides management’s production forecasts for 2011. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the beginning of this MD&A.

Production in 2011 is expected to increase from 2010 levels as the new 3,750 tpd La Encantada mill experiences a full year of commercial production and increased recoveries to approximately 60% which are expected to result from a higher proportion of mine ore versus tailings takes effect in the second and third quarters of 2011. Furthermore, the expansion at La Parrilla is anticipated to ramp up in the third quarter from 850 tpd reaching 1,600 tpd by year end.

Estimated production on a mine-by-mine basis for 2011, and associated expected operating costs are included in the following table. These figures are based on existing installed capacity at the Company's operations in the La Encantada and San Martin mines, and increasing capacities at the La Parilla mine for the second half of 2011. Pricing assumptions for equivalent silver production from gold, lead and zinc are provided below the table.

ANTICIPATED OPERATING PARAMETERS	La Encantada	La Parrilla	San Martin	2011 Outlook
Total Tonnes Processed	1,144,125	346,032	252,450	1,742,607
Ag ounces from production	4,414,133	1,947,047	1,153,887	7,515,067
Ag Equivalent Ounces (Au, Pb, Zn)	-	332,200	81,533	413,733
Total Equivalent Ounces Production*	4,414,133	2,279,247	1,235,420	7,928,800
Ag Grade (g/t) Flotation	-	246	-	246
Ag Recovery % Flotation	-	80%	-	80%
Ag Grade (g/t) Cyanidation	200	193	178	196
Ag Recovery % Cyanidation	60%	70%	80%	64%
Lead Concentrate (tonnes)	-	7,815	-	7,815
Zinc Concentrate (tonnes)	-	1,922	-	1,922
Total Cash Costs	$ 6.64	$ 7.44	$ 8.47	$ 7.09
Direct Mining Cost per Silver Ounce	$ 6.09	$ 7.05	$ 8.63	$ 6.73
Direct Mining Cost per Equivalent Silver Ounce	$ 6.09	$ 6.02	$ 8.06	$ 6.38
Direct Mining Cost per tonne	$ 23.51	$ 39.66	$ 39.46	$ 29.03

*Assumptions:
Operating Days	339	331	330
Price of Silver $22.00/oz., Gold $1,300/oz., Lead $1.00/Lb., Zinc $1.00/Lb.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2010, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the year ended December 31, 2010, there were no significant transactions with related parties.

PROPOSED TRANSACTIONS

Other than as disclosed herein, the board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

MANAGEMENT OF CAPITAL RISK

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns on its shareholders’ investments. During the year ended December 31, 2010, the Company has chosen to repay all of its debt facilities in advance with cash generated from mining operations. As at December 31, 2010, the Company’s capital structure consists only of shareholders’ equity, comprising of issued capital, share capital to be issued, contributed surplus, retained earnings (deficit) and accumulated other comprehensive loss.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that the capital resources available to it will be sufficient to carry out its development plans and operations for at least the next twelve months, provided there are no materially adverse developments with commodity prices during this period.

FINANCIAL INSTRUMENTS AND RISKS

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and its by-products primarily through two international organizations. Additionally, silver concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $4.6 million as at December 31, 2010, a portion of which is past due. The Company is proceeding through a review process with Mexican tax authorities. However, the Company expects to fully recover these amounts and no allowance has been recorded.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and to support its expansion plans. As at December 31, 2010, the Company has no outstanding debt except for capital leases secured by purchased equipment.

The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

The Company’s liabilities have contractual maturities which are summarized in “Contractual Obligations” below.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Mexican peso denominated cash and cash equivalents, accounts receivable, accounts payable and loans payable. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the US dollar, Mexican peso and the Canadian dollar is included in the table below.

	December 31, 2010
Balances in CAD$				Net assets
	Cash and cash	Accounts and	Accounts and	(liabilities)	Effect of +/- 10%
	equivalents	other receivable	other payables	exposure	change in currency
	$	$	$	$	$
U.S. dollar	23,257,889	2,729,853	(2,391,757)	23,595,984	2,359,598
Mexican peso	53,940	5,494,096	(5,058,803)	489,233	54,359
	23,311,828	8,223,949	(7,450,561)	24,085,216	2,413,957

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold and lead, which accounts for less than 5% of the Company’s gross revenue. The Company’s sales levels are directly dependent on commodity prices that have shown significant volatility and which are beyond the Company’s control. The Company uses derivative instruments to hedge its commodity price risk for a short term period, not exceeding one month of production. There were no derivatives outstanding as at December 31, 2010.

As at December 31, 2010, based on unsettled silver ounces sold by the Company that is subject to market price adjustments, a 10% increase or decrease of silver price at December 31, 2010 would result in an increase or decrease, respectively, of our accounts receivable and net revenue by $0.2 million.

Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2010, with the exception of capital leases, which have fixed interest rates, the Company has no interest bearing financial liabilities.

Based on the Company’s interest rate exposure at December 31, 2010, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact in net earnings.

Fair Value Estimation

The Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivables, other receivables, derivative financial instruments, accounts payable and accrued liabilities and debt facilities.

Marketable securities and derivative instruments are carried at fair value. The fair values of accounts receivable, other receivables, accounts payable and accrued liabilities and debt facilities approximate their carrying value due to the short term nature of these items.

CONTRACTUAL OBLIGATIONS

At December 31, 2010, the Company’s liabilities have contractual maturities at carrying values which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
	$	$	$	$	$
Office Lease	289,500	231,600	57,900	-	-
Capital Lease Obligations	3,557,514	1,239,939	1,637,223	680,352	-
Asset Retirement Obligations	6,104,302	-	-	-	6,104,302
Accounts Payable and Accrued Liabilities	12,190,647	12,190,647	-	-	-
Total Contractual Obligations	22,141,963	13,662,186	1,695,123	680,352	6,104,302

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates are included in Note 2 in the annual consolidated financial statements for the year ended December 31, 2010. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

  Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
  Depletion and Depreciation of Property, Plant and Equipment;
  Asset Retirement Obligations and Reclamation Costs;
  Income Taxes; and
  Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests

The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The Company completed an impairment review of its properties at December 31, 2010 and determined there was no impairment to its mineral property interests. The estimates used by management were subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the unit-of-production method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The mineral reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Asset Retirement Obligations and Reclamation Costs

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the country in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is discounted using a credit adjusted risk free rate of 8.5% . The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at December 31, 2010.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at December 31, 2010, and management assessed whether the Company is “more likely than not” to benefit from these tax losses prior to recording a benefit from the tax losses.

In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2013 to 2018. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

Other changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation

The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide an accurate single measure of the actual fair value of the Company’s stock options granted during the year.

FUTURE ACCOUNTING CHANGES

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company will issue its first annual and interim consolidated financial statements prepared under IFRS for its fiscal year ended December 31, 2011 and three months ended March 31, 2011, respectively, with restatement of comparative information presented.

The Company has developed an IFRS changeover plan which addresses the key areas such as accounting policies, financial reporting, disclosure controls and procedures, information systems, education and training and other business activities.

The Company commenced its IFRS conversion project during the fourth quarter of 2009 and has established a conversion plan and an IFRS project team. The IFRS conversion project is comprised of three phases: i) project planning, scoping and preliminary impact analysis; ii) detailed diagnostics and evaluation of financial impacts, selection of accounting policies, and design of operational and business processes; and iii) implementation and review.

The Company is in the final phase of its conversion plan and has completed:

  a detailed analysis of the standards, including the evaluation of policy choices for those standards that may have an impact on its financial statements, business processes and systems
  IFRS accounting policies and disclosure controls and procedures have been reviewed and approved quantification of financial statement impacts and finalization of our opening balance sheet as at January 1, 2010 is in progress the implementation of changes to the reporting and system processes to support preparation of the IFRS is in progress

Management has made significant progress in quantifying the financial statement impact of key differences between the Company's current accounting policies under Canadian GAAP and those it expects to apply in preparing its first set of IFRS financial statements. Although certain material differences have been quantified, some uncertainty exists regarding other unquantified differences. These uncertainties are currently under review and will be addressed prior to the release of the March 31, 2011 quarterly financial statements.

For the purpose of the opening balance sheet as at January 1, 2010, the Company anticipates recording material adjustments to amounts previously reported in its consolidated financial statements prepared in accordance with Canadian GAAP. The most significant adjustments are the following:

(i)	a decrease of total assets by approximately $55 million, attributed to:

(a)

a decrease of approximately $51 million related to the Company's measurement of its mining interests at fair value as deemed cost on January 1, 2010 using a discounted cash flow model under IFRS compared to Canadian GAAP which determines fair value based on undiscounted cash flows;

(b)

a decrease in the carrying value of the Company’s mining interests of approximately $4 million relating to an acquisition of assets completed in prior years for which the deferred tax liability and the related increase in the carrying value of the assets would not have been recorded under IFRS.

(ii)

a decrease of total liabilities by approximately $20 million relating to the tax impact of the above adjustments. The Company is currently completing its analysis of the impact of the conversion to IFRS on its deferred income taxes which may further impact the total adjustment recorded.

The Company is currently finalizing the quantification of its remaining differences between Canadian GAAP and IFRS for the purposes of its interim consolidated financial statements for the three months ending March 31, 2011. The Company is continuing to monitor developments in standards and interpretations of standards and industry practices. Due to anticipated changes to IFRS and International Accounting Standards prior to the adoption of IFRS, management’s plan is subject to change based on new facts and circumstances that arise. Management expects to complete its first interim consolidated financial statements prepared under IFRS for the quarter ended March 31, 2011 with no significant issues or delay.

The following list, though not exhaustive, identifies some of the changes in key accounting policies due to the adoption of IFRS:

Standards	Difference from GAAP	Potential Impact
First time Adoption of IFRS (IFRS 1)

IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. With regards to the IFRS transition, the Company continues to analyze the optional exemptions available under IFRS 1.

The adoption of certain exemptions will impact the January 1, 2010 opening balance sheet adjustments. The effect of the adoption of these exemptions are discussed in the relevant sections below.

Standards	Difference from GAAP	Potential Impact
Property, Plant and Equipment (IAS 16)

IFRS provides a policy choice for entities to either apply the historical cost model or revaluation model in valuing property, plant and equipment (“PPE”).

IFRS 1 provides an optional exemption on first-time adoption to measure an item of PPE at the date of transition to IFRS at its fair value and use that fair value as deemed cost.

IFRS requires all significant components of PPE to be amortized according to their individual useful lives as determined in accordance with IFRS.

The Company has elected to apply the historical cost model to measure its property, plant and equipment at historical cost.

The Company has elected to apply this IFRS 1 exemption to an item of property, plant and equipment subject to previous GAAP revaluation at the date of transition to IFRS.

The Company does not expect the impact of componentization of PPE to have a material effect on its consolidated financial statements.

Impairment of Long-lived Assets (IAS 36)

IFRS requires the assessment of asset impairment to be based on comparing the carrying amount to the recoverable amount using discounted cashflows while GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows. This may result in impairments under IFRS where they do not exist under GAAP. IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses.

The Company does not expect to have an impairment of long-lived asset on its opening balance sheet.
Asset Retirement Obligations (IAS 37)

IFRS differs from GAAP in both the recognition and measurement of asset retirement obligations. Differences include the basis of estimation for undiscounted cashflows, the discount rate used, the frequency of liability remeasurement, and recognition of a liability when a constructive obligation exists.

The Company expects to record an increase in its asset retirement obligations under IFRS, primarily as a result of the application of a lower current discount rate to the estimated future cash flows.
	IFRS 1 provides an option exemption for first-time adopters to use a short-cut method to calculate the opening depreciated cost of the asset relating to the asset retirement obligation under IFRS, instead of recalculating the asset since its inception date.	The Company has elected to apply this IFRS 1 exemption to recalculate the effect of IAS 37.
Income Taxes (IAS 12)	IFRS does not allow recognition of deferred taxes for acquisition of assets that do not qualify as business combination. There is no similar prohibition under GAAP.	Deferred tax liabilities related to the Company’s previous asset acquisitions that did not qualify as business combination may be derecognized at transition.
Functional Currency (IAS 21)	IFRS IAS 21 requires the Company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired.	IFRS 1 provides an exemption that allows a Company to reset its cumulative translation account to zero at the date of transition, with the balance being transferred to opening retained earnings.

Standards	Difference from GAAP	Potential Impact
Business Combinations (IFRS 3)	Under GAAP, the new HB section 1582 is effective January 1, 2011 and early adoption is permitted. This standard converges Canadian Standard with IFRS 3.

Early adoption of HB section 1582 is permitted, and the Company adopted this section effective January 1, 2010. Therefore, the adoption of this standard has no impact on the Company’s consolidated financial statements.

	IFRS 1 provides an optional exemption for first-time adopters to select any date on or before the IFRS transition date to adopt IFRS 3.	The Company has elected to adopt the IFRS 1 exemption to apply IFRS 3 only on a prospective basis effective January 1, 2010.
Leases (IAS 17)

IFRS classifies leases as either financing or operating leases and classification depends on whether substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred from the lessor to the lessee, and is made at the inception of the lease. There are no quantitative thresholds similar to GAAP.

The Company does not expect the adoption of this standard to have an effect on the Company’s consolidated financial statements.
Borrowing Costs (IAS 23)

IAS 23 does not allow the expensing of borrowing costs, to the extent they are directly attributable to acquisition, production and construction of a qualifying asset. IFRS1 provides an option exemption for first-time adopters to select any date on or before the IFRS transition date to adopt IAS23.

The Company has elected to adopt the IFRS 1 exemption to apply IAS23 only on a prospective basis effective January 1, 2010. The Company does not expect this standard to have an effect on its opening balance sheet.

Stock-based Compensation (IFRS 2)	IFRS requires the fair value of stock options to be recognized using the graded vesting method, whereas Canadian GAAP allows the straight-line method or the graded vesting method to be used.

The Company does not expect the adoption of this standard to have a material effect on the aggregate fair value of stock options. However, the graded vesting method is expected to result in the majority of stock option value being recognized upfront.

	An optional exemption is available under IFRS 1, where first-time adopter is not required to apply IFRS 2 to share-based payments that vested before the date of transition of January 1, 2010.	The Company has elected to adopt the IFRS 1 exemption to avoid retrospective application of IFRS 2 for stock options that vested prior to January 1, 2010.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Management has been remediating internal controls during 2010 and is proceeding on a course of strengthening internal controls in accounting systems in Mexico and Canada. The risk of material error is mitigated by extensive management reviews of financial and operating reports, account reconciliations and analyses in both Mexico and Canada. Sufficient progress on management’s remediation plan has been achieved during 2010, although management expects to continue to tighten internal controls for the remainder of 2011 to ensure compliance with Sarbanes Oxley requirements and to prepare for internal control audit attestation for 2011.

Based upon the recent assessment of the effectiveness of the internal control over financial reporting and disclosure controls and procedures, including consideration of detailed analyses by supervisory personnel to mitigate any exposure or weaknesses, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that there are weaknesses in Mexico, however these are compensated by head office supervisory controls and as a result management has concluded that there are no material unmitigated weaknesses, and the design and implementation of internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2010.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,
  the Company’s Annual Information Form,
  the Company’s audited consolidated financial statements for the year ended December 31, 2010.